Filed by Holly Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No.: 1-07627
On March 21, 2011, Holly Corporation distributed the following message to its employees:

Weekly Communiqué #01—A Commitment to Communicate

On February 22, 2011 the Boards of Directors of our companies announced a unanimous approval to merge. Following this announcement, we agreed that effective communication throughout and beyond the integration process would be a key leadership priority. As such, today marks the 1st of what will ultimately be several consecutive weekly communiqués describing our integration plans: what is happening, has happened, and will happen with regard to our efforts.
As required by antitrust law, we continue to operate as separate and independent entities, but planning is a permitted activity. Through this process, we intend to provide robust yet succinct weekly communiqués and we will strive to create a flawless, safe and environmentally responsible operation—and strongly believe that ongoing dialogue is an absolutely indispensable means to achieve this.
The weekly communiqués will take two forms: some—like this one—will be written. Others will include 3-minute videos with leaders and employees involved in integration plans. We hope that each will help you get a sense of pivotal tasks along the way.
Also, because we wish to create a conversation...a 2-way dialogue (rather than a 1-way monologue with ourselves!), we will be reaching out in various ways through these communiqués to gather suggestions and respond to frequently asked questions (FAQs). Again, the ultimate idea is to create synergy (A+B=C), and synergy is only possible through interaction.
Before concluding, here are four aims regarding our “integration mission” and things we hope to experience as a result of our merger:
1.	Execute a deliberate and thoughtful integration of the two companies into one combined business.

2.	Exceptional, safe, and environmentally responsible merged operations post close.

3.	Capture operational synergies.

4.	Lead to create long-term stability.
Toward these ends, our accomplishments so far include:
1.	Initial communications of the deal to the public and employees of both companies.

2.	Top level organization chart completed and communicated.

3.	Communication to employees regarding employment assurance for those already affected and the generalities of the severance program.

4.	Legal go-by for integration planning while maintaining separate company status for antitrust purposes.

5.	Philosophy of functional area driven planning and execution.

6.	Early termination of HSR (antitrust review by the government).

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And several of the Tier One things we are working on now and in coming weeks include:
1.	Develop and implement a weekly communication plan designed to keep leaders and employees informed on our progress.

2.	Develop and implement revisions to the company mission and values.

3.	SAP integration.

4.	Integration of the delegation of authority (critical for SAP, DataStream, and order to pay system).

5.	Integration of accounting processes (critical for reporting process).

6.	Integration of IT infrastructures.

7.	Merge the operational IT applications and various IT contracts (e.g., engineering, historian, EH&S, etc.) based on a “best of both or transformational” concepts. Complete an assessment of both and create an application and contract integration road map.

8.	Merge the health, welfare, and retirement programs of both companies based on either “best of both” or “transformational” concepts. Complete a comparative review of both and plot a strategy forward.

9.	Merge compensation processes of both companies, including payroll.

10.	Merge the policies and procedures of both companies.

11.	Complete the organization structure by functional area. Each functional leader will complete their structure and present for approval on a timely basis. We will discuss the development of a process to recruit internally as appropriate to fill open positions that result from the combined organizational structure.

12.	Address time critical legal issues like name change, company structure changes, consolidation of corporate counsel, company logo, etc.

13.	Get Company web site ready to launch at closing.
On the “fun front,” this first communiqué also serves as the official announcement of the HollyFrontier Corporation Logo Contest. If you want to exercise your creative muscles, please submit any ideas/sketches for our future organization’s logo to your local HR Department for consideration. The designer of our future logo will win a smokin’ iPad 2.
In summary, we hope these early itemizations have been helpful for you to see and review. We realize that, as is always the case with initial communication, we will preliminarily create more questions than we answer. That’s okay—we understand this and have several more weeks to convey in detail what is happening, our rationale behind it, and how we will synergize toward greatness. We will also share more about the tools, philosophies and constructs we are using to serve as our lighthouse(s) along the way, as everything we are doing and deciding is predicated on reliable, proven best practice methodologies.
Here’s to the conversation; more forthcoming next Friday, March 25th, 2011. On behalf of the broader HollyFrontier Integration Team,

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Important Information for Investors and Shareholders
This communications does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of common stock of Holly Corporation (“Holly”) in connection with the proposed merger with Frontier Oil Corporation (“Frontier”) will be submitted to Holly’s shareholders for their consideration, and the proposed merger will be submitted to Frontier’s shareholders for their consideration. In connection therewith, Holly has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and that will also constitute a prospectus of Holly. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly will be available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of the documents filed with the SEC by Frontier will be available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.
Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Holly and the shareholders of Frontier in connection with the proposed merger. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on March 25, 2010. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “expects,” “anticipates,” “intends,” “estimates” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Holly and Frontier have signed an agreement for a subsidiary of Holly to merge with and into Frontier, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s shareholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s business and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.
Holly cautions that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. Holly undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.